Exhibit 7

Annex II

Unaudited* Special-Purpose Combined Financial Statements as of December 31, 2016.

* The special-purpose unconsolidated financial statements attached hereto were prepared to comply with local Argentine laws. Such financial statements were not audited.

TELECOM ARGENTINA S.A. (Surviving company)

TELECOM PERSONAL S.A. (Absorbed company)

NORTEL INVERSORA S.A. (Absorbed company)

SOFORA TELECOMUNICACIONES S.A. (Absorbed company)

SPECIAL-PURPOSE COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

SPECIAL-PURPOSE COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

INDEX

Special-purpose combined financial statements
Notes to the Special-purpose combined financial statements

TELECOM ARGENTINA S.A.
(Surviving company)

Legal address: Alicia Moreau de Justo 50 — Autonomous City of Buenos Aires

Main activity of the Company: the provision, directly or through third parties or associated with third parties, of ICT Services, whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and the provision of Audiovisual Communication Services.

Date of Registration in the IGJ:

Of the bylaws: July 13, 1990

Of the last amendment: September 26, 2015

Date of expiration of the bylaws: July 13, 2089

CAPITAL STOCK

As of December 31, 2016

(in Argentine pesos)

	Registered, subscribed and authorized for offering
Type of shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares of $1 argentine peso of nominal value each and entitled to one vote each:
Class “A”	502,034,299	—	502,034,299
Class “B”	466,890,558	15,221,373	482,111,931
Class “C”	234,748	—	234,748
Total	969,159,605	15,221,373	984,380,978

Annex II - Page 1

TELECOM PERSONAL S.A. (Absorbed company)

Main activity of the company: the provision, directly or through third parties or associated with third parties, of ICT Services, whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and the provision of Audiovisual Communication Services.

Controlling company: Telecom Argentina S.A.

Controlling company’s equity interest over capital stock and voting rights: 99.992%

NORTEL INVERSORA S.A. (Absorbed company)

Main activity of the company: Investment

Controlling company: Sofora Telecomunicaciones S.A.

Controlling company’s equity interest over capital stock and voting rights: 78.3784%

Controlling company’s economic rights over capital stock: 51.04%

SOFORA TELECOMUNICACIONES S.A. (Absorbed company)

Main activity of the company: Investment

Controlling company: Fintech Telecom LLC

Controlling company’s equity interest over capital stock and voting rights: 68%

Annex II - Page 2

SPECIAL-PURPOSE COMBINED STATEMENT OF FINANCIAL POSITION

 AS OF DECEMBER 31, 2016

(In millions of Argentine pesos)

	Telecom Argentina (a)	Telecom Personal (a)	Nortel (a)	Sofora (a)	Elimination of intercompany balances (b)	Total combined (c)
ASSETS
Current Assets
Cash and cash equivalents	244	3,583	57	312	—	4,196
Investments	193	1,558	—	93	—	1,844
Trade receivables	1,847	5,693	—	—	(144)	7,396
Other receivables	248	688	1	2	(13)	926
Inventories	10	1,209	—	—	—	1,219
Total current assets	2,542	12,731	58	407	(157)	15,581
Non-Current Assets
Trade receivables	14	—	—	—	—	14
Other receivables	68	348	2	—	(107)	311
Income tax assets	677	—	—	—	—	677
Investments	10,255	1,444	10,752	5,510	(26,425)	1,536
Property, plant and equipment (“PP&E”)	11,453	9,541	—	—	—	20,994
Intangible assets	429	7,086	—	—	—	7,515
Total non-current assets	22,896	18,419	10,754	5,510	(26,532)	31,047
TOTAL ASSETS	25,438	31,150	10,812	5,917	(26,689)	46,628
LIABILITIES
Current Liabilities
Trade payables	2,507	6,082	2	—	(144)	8,447
Deferred revenues	100	314	—	—	(13)	401
Financial debt	41	2,999	—	—	—	3,040
Salaries and social security payables	1,220	385	1	—	—	1,606
Income tax payables	195	509	3	40	—	747
Other taxes payables	219	919	—	—	—	1,138
Other liabilities	52	14	7	7	—	80
Provisions	215	56	—	—	—	271
Total current liabilities	4,549	11,278	13	47	(157)	15,730
Non-Current Liabilities
Trade payables	11	141	—	—	—	152
Deferred revenues	428	106	—	—	(107)	427
Financial debt	—	8,318	—	—	—	8,318
Salaries and social security payables	177	7	—	—	—	184
Deferred income tax liabilities	—	555	2	—	—	557
Income tax payables	7	—	—	—	—	7
Other liabilities	169	1	—	—	—	170
Provisions	761	581	—	—	—	1,342
Total non-current liabilities	1,553	9,709	2	—	(107)	11,157
TOTAL LIABILITIES	6,102	20,987	15	47	(264)	26,887

(a)         As included in the special-purpose unconsolidated financial statements of each company approved by the respective Board of Directors on March 31, 2017.

(b)         Includes the elimination of the equity interests among the Absorbed companies and their respective equities.

(c)          Information on the main accounts is given in Note 4 to these special-purpose combined financial statements.

The accompanying notes are an integral part of this special-purpose combined statement of financial position.

Mariano Ibáñez
Chairman of the Board of Directors

Annex II - Page 3

SPECIAL-PURPOSE COMBINED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2016

(cont.)

(In millions of Argentine pesos)

	Telecom Argentina (a)	Telecom Personal (a)	Nortel (a)	Sofora (a)	Elimination of intercompany balances (b)	Total combined (c)
EQUITY
Capital Stock — Outstanding shares	969	1,553	68	440	(2,061)	969
Inflation adjustment of capital stock — Outstanding shares	2,646	349	108	—	(457)	2,646
Capital Stock — Treasury shares	15	—	—	—	—	15
Inflation adjustment of capital stock — Treasury shares	42	—	—	—	—	42
Share issue premiums	—	—	15	—	(15)	—
Treasury shares acquisition cost/Subsidiary´s treasury shares acquisition cost	(461)	—	(155)	(79)	234	(461)
Legal reserve	734	380	180	99	(659)	734
Special reserve for IFRS implementation	351	405	204	—	(609)	351
Voluntary reserve for capital investments	3,191	—	—	—	—	3,191
Voluntary reserve for future investments/working capital financing	2,904	1,470	—	—	(1,470)	2,904
Voluntary reserve for future dividends payments	4,272	2,536	8,339	4,331	(15,206)	4,272
Reserve for specific uses related to the Reorganization (d)	—	—	—	—	405	405
Other comprehensive results	698	658	386	196	(1,240)	698
Retained earnings	3,975	2,812	1,652	883	(5,347)	3,975
TOTAL EQUITY	19,336	10,163	10,797	5,870	(26,425)	19,741
TOTAL LIABILITIES AND EQUITY	25,438	31,150	10,812	5,917	(26,689)	46,628

(a)         As included in the special-purpose unconsolidated financial statements of each company approved by the respective Board of Directors on March 31, 2017.

(b)         Includes the elimination of the equity interests among the Absorbed companies and their respective equities.

(c)          Information on the main accounts is given in Note 4 to these special-purpose combined financial statements.

(d)         Corresponds to the net amount equivalent to the total net assets identified in the respective special-purpose unconsolidated financial statements of Nortel and Sofora as of December 31, 2016 deducting their direct or indirect holdings in Telecom Argentina (equity method) which have future specific uses provided in the Preliminary Reorganization Agreement. Further information on their use is given in Note 6 to these special-purpose combined financial statements.

The accompanying notes are an integral part of this special-purpose combined statement of financial position.

Mariano Ibáñez
Chairman of the Board of Directors

Annex II - Page 4

NOTES TO THE SPECIAL-PURPOSE COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

(In millions of Argentine pesos or otherwise expressly indicated)

INDEX

Note	Concept	Page
	Glossary of terms	6
1	Purpose of the special-purpose combined financial statements	7
2	Basis of consolidation of the special-purpose combined financial statements	8
3	Basis of preparation of the special-purpose combined financial statements and significant accounting policies	8
4	Breakdown of the main accounts of the special-purpose combined financial statements as of December 31, 2016	9
5	Share distribution ratios	11
6	Pro forma information on Telecom Argentina´s Equity as Surviving company	13

Annex II - Page 5

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these special-purpose combined financial statements.

Company or Telecom Argentina: Telecom Argentina S.A.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

ENACOM: the Regulatory Authority, the National Communications Agency.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech:  Fintech Telecom LLC, Sofora’s controlling company.

IASB:  International Accounting Standards Board.

ICT: Information and Communication Technologies.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IGJ (Inspección General de Justicia): General Board of Corporations.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Nortel: Nortel Inversora S.A., the parent company of the Company.

Núcleo: Núcleo S.A.

Personal or Telecom Personal: Telecom Personal S.A.

PP&E:  Property, plant and equipment.

RT 26: Technical Resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SAC:  Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications, former regulatory authority.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Telecom USA: Telecom Argentina USA Inc.

VAT: Value added tax.

Shares to be distributed: means the 502,034,299 Telecom Argentina’s Class A Shares and 36,832,408 Telecom Argentina’s Class B Shares currently held by Nortel; all of which shall be distributed among the holders of shares of Sofora and the holders of Nortel’s B Preferred Shares of as set forth in Note 5 to these special-purpose combined financial statements.

Sofora’s F Shares of Common Stock: means the 298,997,360 shares of common stock, with one vote each and a par value of one Argentine Peso, issued by Sofora and held by Fintech, which, once the procedure of amortization of the Shares Subject to Amortization is finished, shall represent 100% of the capital stock of Sofora.

Shares Subject to Amortization or Sofora’s W Shares of Common Stock: means the 140,704,640 shares of common stock, with one vote each and a par value of one Argentine Peso, issued by Sofora and held by WAI, consisting of Sofora’s Block A and Sofora’s Block B, all of which are subject to total amortization and cancellation pursuant to the terms of Section 223 of the LGS with the resulting capital reduction in accordance with the resolutions approved by the General Unanimous Ordinary and Extraordinary Shareholders Meeting of Sofora held on March 28, 2017.

Allowed Distributions: means an amount in Argentine Pesos equal to the amount of the respective “Distributable Net Amounts” of Nortel and Sofora that Nortel and Sofora may to distribute to their respective shareholders as provisional, regular or any other kind of dividends, as from the date of this Agreement until the Reorganization Effectiveness Date (see Note 1), without modifying Nortel’s Preferred B Share Distribution Ratio or Sofora’s Ordinary Distribution Ratio (both definitions are included in Note 5).

Distributable Net Amounts: means, with respect to Nortel and Sofora, as applicable, the net amount in Argentine Pesos equal to total net assets identified in the respective special-purpose Unconsolidated Financial Statements of Nortel and Sofora as of December 31, 2016, minus (i) their respective direct and indirect holdings in Telecom Argentina (book value); and (ii) the amount allocated to pay the amortization of the Shares Subject to Amortization; plus or minus the profits or losses, as applicable, resulting from the management and administration of Nortel and Sofora until the Reorganization Effectiveness Date.

Market Price: equal to the average market price of Telecom Argentina’s Class B Shares listed on the Merval at the end of each trading day starting on January 2, 2017 until March 20, 2017.

WAI: means W de Argentina — Inversiones S.A.

Participating Companies: Sofora, Telecom Personal, Nortel and Telecom Argentina, all of them together.

Annex II - Page 6

NOTE 1 — PURPOSE OF THE SPECIAL-PURPOSE COMBINED FINANCIAL STATEMENTS

On March 17, 2017 Telecom Argentina was notified of the intention of Sofora’s shareholders, indirect controlling company of Telecom Argentina, that the Boards of Directors of Sofora, Nortel and Telecom Personal shall evaluate a corporate reorganization (“the Reorganization”) among those companies (“the Absorbed companies”) and Telecom Argentina as the continuing company (“the Surviving company”). The purpose of the Reorganization is to simplify the corporate structure of Telecom Argentina in line with international standards and market practices.

Likewise, the General Unanimous Ordinary and Extraordinary Shareholders Meeting of Sofora held on March 28, 2017 has approved:

a)             the total amortization of 140,704,640 shares of common stock representing 32% of its capital stock held by WAI pursuant to Section 223 of the LGS, which shall be totally cancelled by Sofora in two installments and its capital stock shall be reduced in an amount of $140,704,640, all of which shall occur before the date of Reorganization.

b)             the issuance of Sofora’s Class “A” dividend certificates pursuant to Section 228 of the LGS in favor of WAI in a total amount of US$ 470 million less approximately $141 million corresponding to the amortization of shares described in a) above. Those dividend certificates shall be redeemable at Sofora’s option and will have preferential right to the payment of cash dividends approved by Sofora (or the surviving company of a merger, limited to the shares of the surviving company given to Sofora’s shareholders in accordance with the Ordinary Distribution Ratio); without this implying an obligation of Sofora or the surviving company on future distribution of dividends.

The Reorganization shall be effective as of 12 am of the day in which the Presidents of the Board of Directors of the Participating Companies (hereinafter, the “Reorganization Effectiveness Date”), execute a minute of transfer of operations recording that: (i) Telecom Argentina has set up its technical-operational systems to assume Telecom Personal, Nortel and Sofora’s operations and activities; and (ii) as of the Reorganization Effectiveness Date the transfer of the operations and activities of the Absorbed companies into Telecom Argentina is perfected because the following conditions to which the Reorganization is subject (the ENACOM’s authorizations, the WAI’s Sofora shares subject to amortization have been fully amortized and the final reorganization agreement has been executed, among others), have been complied with; as from that date the transfer of all the assets and liabilities of the Absorbed companies to the Surviving Company will be effective, causing the Surviving company to acquire ownership of all rights and assume all obligations and liabilities of any nature of the Absorbed companies, all subject to the corporate approvals required under the applicable regulations and the registration of the merger and dissolution without liquidation of the Absorbed companies before the IGJ.

Meanwhile, the Absorbed companies and Telecom Argentina are performing all the necessary procedures before the regulatory and administrative entities and stock exchanges and markets of the country and abroad (CNV, BCBA, Merval, ENACOM and any governmental or other entity), necessary to carry out and perfect the Reorganization.

Notwithstanding this, Telecom Argentina and the Absorbed companies agree to continue with the ordinary course of their business and agree neither to establish limitations on the administration of their respective activities nor to establish guarantees for compliance with the normal development thereof until the Reorganization is perfected.

The Participating Companies agree on a corporate reorganization through a merger by absorption of Sofora, Nortel and Telecom Personal, as Absorbed companies, into Telecom Argentina, as Surviving company, pursuant to the terms of Sections 82 and 83 of the LGS, and within the tax framework provided by Sections 77 et seq. of Law No. 20,628 of Income Tax, as amended and complemented, the CNV Regulations, the BCBA Regulations, the IGJ Regulations and other regulations applicable.

So, these special-purpose combined financial statements as of December 31, 2016 have been prepared with the only purpose of the Reorganization abovementioned.

Annex II - Page 7

NOTE 2 -       BASIS OF CONSOLIDATION OF THE SPECIAL-PURPOSE COMBINED FINANCIAL STATEMENTS

The special-purpose combined financial statements as of December 31, 2016 have been prepared summarizing all the figures included in each special-purpose unconsolidated financial statements as of December 31, 2016 of Telecom Argentina, Personal, Nortel and Sofora, with their Reports of Independent Accountants dated March 31, 2017, considering Telecom Argentina as the Surviving company.

The abovementioned special-purpose unconsolidated financial statements have been combined on a line-by-line basis, as required by IFRS 10.

NOTE 3 -       BASIS OF PREPARATION OF THE SPECIAL-PURPOSE COMBINED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation

As required by the CNV for most of public companies, these special-purpose combined financial statements have been prepared in accordance with RT 26 of FACPCE (as amended and adopted by the CPCECABA).

Given its specific purpose described in Note 1, these special-purpose combined financial statements do not include the following statements: the special income statement, the special statement of changes in equity, the special statement of cash flows or the notes and other information required by IFRS.

These special-purpose combined financial statements are a free translation from the original special-purpose combined financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

These special-purpose combined financial statements are presented in millions of pesos, so the accounting balances have been rounded. The effect of the aforementioned rounding is non-material for the special-purpose combined financial statements taken as a whole.

The preparation of these special-purpose combined financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These special-purpose combined financial statements have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

These special-purpose combined financial statements as of December 31, 2016 were approved by resolution of the Board of Directors’ meeting held on March 31, 2017.

b)             Significant accounting policies

These special-purpose combined financial statements as of December 31, 2016 and the special-purpose unconsolidated financial statements of Telecom Argentina, Personal, Nortel and Sofora have been prepared using similar accounting policies.

Annex II - Page 8

NOTE 4 — BREAKDOWN OF THE MAIN ACCOUNTS OF THE SPECIAL-PURPOSE COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

	Telecom Argentina	Telecom Personal	Nortel	Sofora	Elimination of intercompany balances (b)	Total combined (c)
CURRENT ASSETS
a) Cash and cash equivalents
Cash	6	6	—	—	—	12
Banks	77	727	7	251	—	1,062
Time deposits	61	837	—	—	—	898
Lebacs at amortized cost	—	604	—	—	—	604
Other short-term investments	100	1,409	50	61	—	1,620
	244	3,583	57	312	—	4,196
b) Investments
Government bonds at fair value	184	1,272	—	93	—	1,549
Provincial government and Municipal bonds at amortized cost	9	13	—	—	—	22
Government bonds at amortized cost in foreign currency	—	3	—	—	—	3
Other short-term investments	—	270	—	—	—	270
	193	1,558	—	93	—	1,844
c) Trade receivables
Services and equipment	1,921	5,990	—	—	—	7,911
Balances with Companies Law No. 19,550	98	144	—	—	(144)	98
Allowance for doubtful accounts	(172)	(441)	—	—	—	(613)
	1,847	5,693	—	—	(144)	7,396
d) Other receivables
Prepaid expenses	139	428	1	2	—	570
Expenditure reimbursement	—	126	—	—	—	126
Receivables for return of handsets under warranty	—	29	—	—	—	29
Balances with Companies Law No. 19,550	—	25	—	—	(13)	12
Tax credits	31	14	—	—	—	45
Guarantee deposits	—	10	—	—	—	10
Restricted funds	26	7	—	—	—	33
Non deliverable forward	—	2	—	—	—	2
PP&E disposal receivables	17	1	—	—	—	18
Tax on personal property — on behalf of Shareholders	8	—	—	—	—	8
Other	37	57	—	—	—	94
Allowance for doubtful accounts	(10)	(11)	—	—	—	(21)
	248	688	1	2	(13)	926
e) Inventories
Fixed telephones and equipment	11	—	—	—	—	11
Mobile handsets	—	1,255	—	—	—	1,255
Mobile handsets in transit	—	1	—	—	—	1
Allowance for obsolescence of inventories	(1)	(47)	—	—	—	(48)
	10	1,209	—	—	—	1,219
NON CURRENT ASSETS
f) Trade receivables
Services	14	—	—	—	—	14
	14	—	—	—	—	14
g) Other receivables
Credit on SC Resolution No. 41/07 and IDC	57	—	—	—	—	57
Prepaid expenses	42	202	2	—	—	246
Tax on personal property — on behalf of Shareholders	18	—	13	—	—	31
Restricted funds	16	17	—	—	—	33
Tax credits	1	10	17	—	—	28
Balances with Companies Law No. 19,550	1	107	—	—	(107)	1
Guarantee deposits	—	12	—	—	—	12
Other	8	—	—	—	—	8
Allowance for regulatory matters	(57)	—	—	—	—	(57)
Allowance for tax credits	—	—	(17)	—	—	(17)
Allowance for tax on personal property	(18)	—	(13)	—	—	(31)
	68	348	2	—	(107)	311
h) Income tax assets
Deferred tax assets:
Allowance for doubtful accounts	86	—	—	—	—	86
Provisions	341	—	—	—	—	341
Termination benefits	82	—	—	—	—	82
Other, net	262	—	—	—	—	262
Deferred tax liabilities:
PP&E	(477)	—	—	—	—	(477)
Intangible assets	(83)	—	—	—	—	(83)
Total net deferred tax assets	211	—	—	—	—	211
Actions for recourse tax receivable	466	—	—	—	—	466
	677	—	—	—	—	677

Annex II - Page 9

	Telecom Argentina	Telecom Personal	Nortel	Sofora	Elimination of intercompany balances (b)	Total combined (c)
i) Investments
Telecom Argentina	—	—	10,751	—	(10,751)	—
Personal	10,163	—	1	—	(10,164)	—
Nortel	—	—	—	5,510	(5,510)	—
Telecom USA	83	—	—	—	—	83
Núcleo	—	1,128	—	—	—	1,128
Government bonds at amortized cost in foreign currency	—	255	—	—	—	255
Provincial government and Municipal bonds at amortized cost — dollar linked	—	61	—	—	—	61
Provincial government and Municipal bonds at amortized cost	8	—	—	—	—	8
2003 Telecommunications Fund	1	—	—	—	—	1
	10,255	1,444	10,752	5,510	(26,425)	1,536
j) PP&E
Land, buildings and installations	1,059	211	—	—	—	1,270
Computer equipment and software	774	1,253	—	—	—	2,027
Switching and transmission equipment (i)	2,631	1,982	—	—	—	4,613
Mobile network access and external wiring	4,545	3,919	—	—	—	8,464
Construction in progress	1,646	1,133	—	—	—	2,779
Other tangible assets	284	338	—	—	—	622
Subtotal PP&E	10,939	8,836	—	—	—	19,775
Materials	730	839	—	—	—	1,569
Impairment of PP&E	(173)	(109)	—	—	—	(282)
Valuation allowance for materials and impairment of materials	(43)	(25)	—	—	—	(68)
	11,453	9,541	—	—	—	20,994
k) Intangible assets
3G/4G licenses	—	5,105	—	—	—	5,105
Other licenses	—	588	—	—	—	588
Rights of use and exclusivity agreements	213	21	—	—	—	234
Service connection or habilitation costs	119	—	—	—	—	119
SAC fixed services	96	—	—	—	—	96
SAC mobile services	—	1,372	—	—	—	1,372
Other intangible assets	1	—	—	—	—	1
	429	7,086	—	—	—	7,515
CURRENT LIABILITIES
l) Trade payables
PP&E	1,340	2,975	—	—	—	4,315
Other assets and services	983	2,071	2	—	—	3,056
Inventory	1	675	—	—	—	676
Agent commissions	—	353	—	—	—	353
Balances with Companies Law No. 19,550	183	8	—	—	(144)	47
	2,507	6,082	2	—	(144)	8,447
m) Deferred revenues
On capacity rental	40	—	—	—	—	40
On connection fees	35	—	—	—	—	35
Balances with Companies Law No. 19,550	13	—	—	—	(13)	—
On mobile customer loyalty programs	—	85	—	—	—	85
On prepaid calling cards	12	214	—	—	—	226
Other	—	15	—	—	—	15
	100	314	—	—	(13)	401
n) Financial debt
Bank overdrafts — principal	41	1,666	—	—	—	1,707
Bank loans — other - principal	—	620	—	—	—	620
Notes — principal	—	566	—	—	—	566
Accrued interest	—	145	—	—	—	145
Non deliverable forward	—	2	—	—	—	2
	41	2,999	—	—	—	3,040
o) Salaries and social security payables
Vacation and bonuses	811	287	1	—	—	1,099
Social security payables	292	90	—	—	—	382
Termination benefits	117	8	—	—	—	125
	1,220	385	1	—	—	1,606
p) Income tax payables
Income tax payables	465	1,586	11	60	—	2,122
Withholdings and payments in advance of income taxes	(275)	(1,077)	(8)	(20)	—	(1,380)
Law No. 26,476 Tax Regularization Regime	5	—	—	—	—	5
	195	509	3	40	—	747
q) Other taxes payables
Tax withholdings	121	195	—	—	—	316
VAT, net	49	304	—	—	—	353
Internal taxes	—	138	—	—	—	138
Tax on Universal Service	—	110	—	—	—	110
Regulatory fees	—	59	—	—	—	59
Turnover tax	23	52	—	—	—	75
Municipal taxes	18	35	—	—	—	53
Retention Decree No. 583/10 ENARD	—	26	—	—	—	26
Tax on personal property — on behalf of Shareholders	8	—	—	—	—	8
	219	919	—	—	—	1,138

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	Telecom Argentina	Telecom Personal	Nortel	Sofora	Elimination of intercompany balances (b)	Total combined (c)
r) Other liabilities
Compensation for directors and members of the Supervisory Committee	32	12	7	7	—	58
Guarantees received	10	2	—	—	—	12
Other	10	—	—	—	—	10
	52	14	7	7	—	80
s) Provisions
Civil and commercial proceedings	103	6	—	—	—	109
Labor claims	73	18	—	—	—	91
Regulatory, tax and other matters claims	39	32	—	—	—	71
	215	56	—	—	—	271
NON CURRENT LIABILITIES
t) Trade payables
PP&E	11	141	—	—	—	152
	11	141	—	—	—	152
u) Deferred revenues
On capacity rental	234	—	—	—	—	234
On mobile customer loyalty programs	—	106	—	—	—	106
On connection fees	87	—	—	—	—	87
Balances with Companies Law No. 19,550	107	—	—	—	(107)	—
	428	106	—	—	(107)	427
v) Financial debt
Bank loans — principal	—	6,234	—	—	—	6,234
Notes — principal	—	2,084	—	—	—	2,084
	—	8,318	—	—	—	8,318
w) Salaries and social security payables
Termination benefits	142	2	—	—	—	144
Bonuses	35	5	—	—	—	40
	177	7	—	—	—	184
x) Deferred income tax liabilities
Deferred tax assets:
Allowance for doubtful accounts	—	(271)	—	—	—	(271)
Provisions	—	(149)	—	—	—	(149)
Termination benefits	—	(120)	—	—	—	(120)
Deferred tax liabilities:
PP&E	—	205	—	—	—	205
Intangible assets	—	584	—	—	—	584
Cash dividends from foreign companies	—	150	—	—	—	150
Mobile handsets financed sales	—	84	—	—	—	84
Investments	—	4	2	—	—	6
Other, net	—	68	—	—	—	68
	—	555	2	—	—	557
y) Income tax payables
Law No. 26,476 Tax Regularization Regime	7	—	—	—	—	7
	7	—	—	—	—	7
z) Other liabilities
Pension benefits	164	—	—	—	—	164
Legal fees	4	—	—	—	—	4
Other	1	1	—	—	—	2
	169	1	—	—	—	170
aa) Provisions
Civil and commercial proceedings	122	139	—	—	—	261
Labor claims	266	111	—	—	—	377
Regulatory, tax and other matters claims	297	118	—	—	—	415
Asset retirement obligations	76	213	—	—	—	289
	761	581	—	—	—	1,342

NOTE 5 — SHARE DISTRIBUTION RATIOS

Telecom Argentina shall not issue new shares as a result of the Reorganization. Shares to Be Distributed, which are currently part of Nortel’s holding in Telecom Argentina, shall be distributed among holders of Sofora’s Shares and Nortel’s Preferred B Shares as follows:

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a.1.-                        Holders of Nortel’s Preferred B Shares shall receive Telecom Argentina’s Class B Shares by the following share distribution ratio (“Nortel’s Share distribution ratio”): 134.565053 Telecom Argentina’s Class B Shares for each one of 1,470,455 Nortel’s Preferred B Shares. As a result, holders of Nortel’s Preferred B Shares shall receive an aggregate of 197,871,855 Telecom Argentina’s Preferred B Shares. No new Telecom Argentina Class B Shares shall be issued. Telecom Argentina’s Class B Shares to be received by holders of Nortel’s Preferred B Shares shall arise from (i) the 36,832,408 Telecom Argentina’s Class B Shares held by Nortel as of today, and (ii) the conversion of 161,039,447 Telecom Argentina’s Class A Shares held by Nortel into Class B Shares.

a.2.-                         As of the date of the Preliminary Reorganization Agreement, an agreement for the sale of Nortel’s Shareholding in Telecom Personal to Telecom Argentina, current holder of 99.992% of Telecom Personal’s capital stock, shall be executed. As a result, the Surviving company shall become the holder of all the shares representing the capital stock of Telecom Personal. Therefore, the absorption of Telecom Personal by Telecom Argentina shall not cause an economic variation in Telecom Argentina, since the value of the shares representing the capital stock of Telecom Personal shall be replaced by the assets and liabilities’ items included in the balance sheet of Telecom Personal, incorporated in Telecom Argentina pursuant to the merger. As a result, Telecom Personal’s absorption shall not cause a capital increase in Telecom Argentina, no shares of Telecom Argentina shall be issued and no share distribution ratio shall be provided for.

b.-                Fintech, as indirect shareholder of Nortel through Sofora, shall receive Telecom Argentina’s Class A Shares by the following share distribution ratio (“Sofora’s Ordinary Distribution Ratio”): 1.14046108 Telecom Argentina’s Class A Shares for each one of the 298,997,360 Sofora’s F Shares of Common Stock. As a result, Fintech shall receive an aggregate of 340,994,852 Telecom Argentina’s Class A Shares, which are currently held by Nortel.

c.-                 The Participating Companies hereby agree that the respective Distributable Net Amounts of Nortel and Sofora shall not be capitalized in the Surviving company and the Surviving company shall not issue new shares in consideration thereof, since Nortel and Sofora are allowed to distribute to their respective shareholders an amount equal to the Distributable Net Amounts as Allowed Distributions before the Reorganization Effectiveness Date.

d.-                Agreement on the Share distribution ratios referred to above (which are certified by Independent External Auditors) was based on the following: (1) Sofora, Nortel, Telecom Argentina and Telecom Personal’s respective net worths and Allowed Distributions; (2) that Nortel and Sofora’s assets consist almost exclusively of their direct and indirect investment in Telecom Argentina, except for the Distributable Net Amounts; (3) neither Sofora nor Nortel have financial debt or other relevant liabilities other than their respective offices’ rents, professional fees, salaries and social security contributions and other expenses arising from their ordinary course of business and payment of Income Tax and other taxes; (4) because the Reorganization will cause Sofora’s dissolution, the Shares to Be Distributed shall not be delivered to Sofora. Instead they shall be directly delivered to the holder of Sofora’s F Shares of Common Stock, which shall be its only holder of shares of common stock, since Sofora’s W Shares of Common Stock are subject to amortization and cancellation that shall be concluded before the Reorganization Effectiveness Date; (5) the historic lack of liquidity and the absence of vote rights of Nortel B Preferred Shares; (6) the fact that, historically, such lack of liquidity and voting rights has caused Nortel’s B Preferred Shares to have a market price significantly lower than the value of Nortel’s shareholding in Telecom Argentina and its economic rights vis a vis the market price of Telecom Argentina’s Class B Shares in the New York Stock Exchange. This difference in price has been of an average of 38.29 % during the last five years, and 28.71% during the last year. Therefore, it was considered reasonable to fix a Nortel’s Preferred B Share distribution ratio that reflects a 25% discount on such preferred shares’ current economic rights, and deliver Telecom Argentina Class B Shares to the holders of Nortel’s Preferred B Shares in proportion to their economic rights newly adjusted by the above mentioned discount; and (7) the valuation report prepared by the Participating Companies’ working team on Telecom Argentina, Telecom Personal and the relative discount of Nortel’s Preferred B Shares for purposes of determining the reasonableness of the Share distribution ratios and the Market Price.

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As a consequence of the share distribution ratios abovementioned, after the reorganization’s effect and the conversion of Class A shares to Class B shares, Capital Stock is composed of 340,994,852 Class A Shares, of 643,151,378 Class B Shares (of which 15,221,373 remain as treasury shares) and of 234,748 Class C Shares.

NOTE 6 — PRO FORMA INFORMATION ON TELECOM ARGENTINA´S EQUITY AS SURVIVING COMPANY

The following is the pro forma information on the estimated Telecom Argentina´s equity as Surviving company as of the Reorganization Effectiveness Date, starting on the figures included in these special-purpose combined financial statements as of December 31, 2016 plus/minus the relevant matters occurred after such date which affected the financial position and certain estimated operations that will occur until the Reorganization Effectiveness Date:

	Total Equity as of December 31, 2016	Amortization of Sofora´s shares (b)	Estimated operations until the Reorganization Effectiveness Date (c)	Total

Capital Stock — Outstanding shares	969	—	—	969
Inflation adjustment of capital stock — Outstanding shares	2,646	—	—	2,646
Capital Stock — Treasury shares	15	—	—	15
Inflation adjustment of capital stock — Treasury shares	42	—	—	42
Treasury shares acquisition cost/Subsidiary´s treasury shares acquisition cost	(461)	—	—	(461)
Legal reserve	734	—	—	734
Special reserve for IFRS implementation	351	—	—	351
Voluntary reserve for capital investments	3,191	—	—	3,191
Voluntary reserve for future investments/working capital financing	2,904	—	—	2,904
Voluntary reserve for future dividends payments	4,272	—	—	4,272
Reserve for specific uses related to the Reorganization	405	(141)	(264)	—
Other comprehensive results	698	—	—	698
Retained earnings	3,975	—	—	3,975
TOTAL EQUITY	(a) 19,741	(141)	(264)	19,336

(a)         See special-purpose combined statement of financial position as of December 31, 2016.

(b)         See Note 1 to these special-purpose combined financial statements.

(c)          Correspond to the estimated costs resulting from the management and administration of Nortel and Sofora until the Reorganization Effectiveness Date (approximately $28 million), the profits for the sale of Nortel´s holding in Telecom Personal (approximately $3 million) and the estimated dividends to be distributed by Nortel and Sofora until the Reorganization Effectiveness Date (approximately $239 million).

Mariano Ibáñez
Chairman of the Board of Directors

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